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  August 23, 2022

       Bryan Glass
       Principal Executive Officer
       Ranger Gold Corp.
       20 West Park Avenue, Suite 207
       Long Beach NY 11561

                                                        Re: Ranger Gold Corp.
                                                            Form 10-12G
                                                            Filed June 30, 2022
                                                            File No. 000-53817

       Dear Mr. Glass:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Energy & Transportation
       cc:                                              William Ruffa, Esq.